March 18, 2013

David R. Humphrey
Accounting Branch Chief, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Alaska Air Group, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 14, 2013
File No. 1-08957

Dear Mr. Humphrey:

This letter is in response to the comment received from the staff of the Commission dated March 7, 2013 regarding Alaska Air Group's Form 10-K for the fiscal year ended December 31, 2012. For your convenience, we have reproduced the staff's comment in italics prior to our response to the comment.

Form 10-K for the Year Ended December 31, 2012
Management's Discussion and Analysis, page 23
Results of Operations, page 26

1.
We note your discussion of the consolidated results of operations, including that of operating revenue for passenger (by mainline and regional), freight and mail, and other. We note the disclosure in Note 13 to the audited financial statements that to manage the two operating airlines and the revenues and expenses associated with the CPAs, management views the business in three operating segments which are identified as: Alaska Airline, Alaska Regional, and Horizon. Please expand your results of operations discussion in future filings to discuss this management view, and to provide a discussion of each segment's profitability. Please revise beginning with your next quarterly filing on Form 10-Q.

Response:
We will revise the results of operations discussion in future filings to provide management's view of our operating segments, including profitability where appropriate to aid in an understanding of our business.

In connection with our response, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you have any questions or further comments, please contact me at your convenience at 206-392-5763.

Sincerely,

/s/ Brandon S. Pedersen
Brandon S. Pedersen
Vice President/Finance and Chief Financial Officer
Principal Financial and Accounting Officer
Alaska Air Group, Inc.
Alaska Airlines, Inc.

Copies to:

Brad Tilden, President and Chief Executive Officer of Alaska Air Group, Inc. and Alaska Airlines, Inc. and Chief Executive Officer of Horizon Air Industries, Inc.
William Ayer, Board of Directors, Chairman
Patricia Bedient, Board of Directors, Audit Committee Chair
Keith Loveless, Executive Vice President, General Counsel and Corporate Secretary of Alaska Air Group, Inc. and Alaska Airlines, Inc.
Kyle Levine, Deputy General Counsel
George Newman, Controller
Bob Carlile, KPMG
Bob Shanley, KPMG